AB 3/13

15048987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8 - 27126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dillon-Gage Securities Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15301 Dallas Parkway, Suite 200
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen W. Miller, President — 972-386-2901
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/15

OATH OR AFFIRMATION

I, Jon Christiansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dillon-Gage Securities Incorporated**, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jon Christiansen
Signature

VP
Title

Nicole M. Alvarado
Notary Public

NICOLE M ALVARADO
My Commission Expires
January 31, 2019

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

DILLON-GAGE SECURITIES INCORPORATED

FINANCIAL REPORT

DECEMBER 31, 2014

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dillon-Gage Securities Incorporated

We have audited the accompanying statement of financial condition of Dillon-Gage Securities, Incorporated (a Texas limited liability company) as of December 31, 2014, and the related statements of income, changes in stockholders' deficit, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Dillon-Gage Securities, Incorporated's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dillon-Gage Securities, Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Dillon-Gage Securities, Incorporated's financial statements. The supplemental information is the responsibility of Dillon-Gage Securities, Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

DILLON-GAGE SECURITIES INCORPORATED
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 45,113
Clearing deposit	6,000
Prepaid expenses	100
TOTAL ASSETS	$ 51,213

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Payable to clearing broker/dealer	$ 404
Subordinated notes payable	140,000
TOTAL LIABILITIES	140,404

Stockholders' Deficit

Common stock, 1,000,000 shares authorized, $.03 par value, 240,001 shares issued and outstanding	7,200
Additional paid-in capital	73,300
Accumulated deficit	(169,691)
TOTAL STOCKHOLDERS' DEFICIT	(89,191)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 51,213

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Income
Year Ended December 31, 2014

Revenue	
Insurance commissions	$ 11,635
Securities commissions	4,415
Other revenue	314
TOTAL REVENUE	16,364
Expenses	
Clearing charges	427
Insurance	850
Interest to related party	15,400
Occupancy and equipment	3,000
Occupancy and overhead allocated by related party	4,982
Regulatory fees and expenses	3,090
Other expenses	4,478
TOTAL EXPENSES	32,227
NET LOSS	$ (15,862)

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Stockholders' Deficit
Year Ended December 31, 2014

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2013	240,001	$ 7,200	$ 73,300	$ (153,828)	$ (73,328)
Net loss	-	-	-	(15,862)	(15,862)
Balances at December 31, 2014	240,001	$ 7,200	$ 73,300	$ (169,691)	$ (89,191)

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2014

Balance at December 31, 2013	$ 140,000
Increases	-
Decreases	-
Balance at December 31, 2014	$ 140,000

See notes to financial statements.

DILLON-GAGE SECURITIES INCORPORATED
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (15,862)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets and liabilities:	
Decrease in receivable from related party	2,753
Increase in payable to clearing broker/dealer	27
Net cash used in operating activities	(13,083)
Net decrease in cash	(13,083)
Cash at beginning of year	58,196
Cash at end of year	$ 45,113

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest to related party	$ 15,400
Income taxes- federal	$ -
Income taxes - state	$ -

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Dillon-Gage Securities Incorporated, dba Dillon-Gage Securities, Inc., (the Company) was organized in November 1981 as a Texas corporation and is a subsidiary of D-G Holding, Inc. (Parent). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers are individuals with medium to high net worth, located primarily in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer and upon renewals.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the appropriate party within the consolidated group.

The Company is also subject to state income taxes.

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $50,709, which was $45,709 in excess of its net capital requirement of $5,000. The Company's net capital ratio is 0.01 to 1.

Note 4 - Subordinated Notes Payable

The Company has three subordinated notes payable due to Dillon Gage Incorporated (DGI), a minority shareholder and related party, consisting of the following:

Subordinated unsecured note payable with principal due at maturity on June 30, 2016. The note accrues interest at 8.5% per annum payable monthly.	$ 30,000
Subordinated unsecured note payable with principal due at maturity on December 31, 2016. The note accrues interest at 10% per annum payable monthly.	75,000
Subordinated unsecured note payable with principal due at maturity on July 1, 2017. The note accrues interest at 9.5% per annum payable monthly.	35,000
	$ 140,000

Maturities of the subordinated notes payable for each of the years ending December 31 are as follows; however each note may be restricted as to repayment subject to regulatory approval:

2016	$ 105,000
2017	35,000
	$ 140,000

Interest expense incurred during the year on these related party subordinated notes payable totaled $15,400.

Note 5 - Related Party Transactions/Economic Dependency/Concentration of Services

The Company and other subsidiaries of the Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

The Company has three subordinated notes payable due to DGI totaling $140,000 (See Note 4).

From January 1, 2014 to March 31, 2014, Dillon Gage Incorporated of Dallas (DGD) charged the Company $4,982 for occupancy and overhead allocated by DGD to the Company. Beginning April 1, 2014, due to the significant decrease in the Company's activity, DGD began providing these facilities and services at no charge to the Company.

Note 5 - Related Party Transactions/Economic Dependency/Concentration of Services

One of the Company's registered representatives, who is also an officer of the Company, generated approximately 86% of the Company's revenue for the year ended December 31, 2014, and was paid no commission expense. The Company is economically dependent upon this registered representative due to the concentration of services provided by him.

Management and registered representatives of the Company are also management and employees of related parties. The related parties provide for all salaries to these dual company employees at no cost to the Company.

Note 6 - Off-Balance-Sheet Risk

Off-balance-sheet risk exists with respect to insurance commissions earned by the Company due to the possibility that customers may cancel policies issued within certain predetermined time limits wherein all or a portion of the commissions earned by the Company would be refundable.

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 19, 2015, the date which the financial statements were available to be issued.

Schedule I

DILLON-GAGE SECURITIES INCORPORATED
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholders' deficit qualified for net capital	$	(89,191)
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		140,000
Total capital and allowable subordinated liabilities		50,809
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$	100
Total deductions and/or charges		100
Net Capital	$	50,709
Aggregate indebtedness		
Payable to clearing broker/dealer	$	404
Total aggregate indebtedness	$	404
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	45,709
Ratio of aggregate indebtedness to net capital		.01 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Dillon-Gage Securities Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dillon-Gage Securities Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dillon-Gage Securities, Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dillon-Gage Securities, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Dillon-Gage Securities, Incorporated stated that Dillon-Gage Securities, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Dillon-Gage Securities, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dillon-Gage Securities, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

DILLON GAGE SINCE 1976
SECURITIES

Dillon Gage Securities Incorporated's Exemption Report

Dillon Gage Securities Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(ii)* throughout the year ended December 31, 2014.
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year January 1, 2014 through December 31, 2014 without exception.

Dillon Gage Securities Incorporated

I, Jon Christiansen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Vice President

January 28, 2015

W H E N M O N E Y M A T T E R S
15301 Dallas Parkway, Suite 200, Addison, Texas 75001 U.S.A. (972) 386-2901 • (800) 375-4243 • Fax (972) 386-4294
www.dillongage.com